

Vote for ZimCal Asset Management's Candidates at MFIN's Annual Shareholder Meeting June 11, 2024

(NASDAQ:MFIN)

www.restoretheshine.com

Disclaimer

MEDALLION FINANCIAL CORP

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals to Medallion Financial Corp.'s board of directors and are soliciting votes for the election of their nominees, Stephen Hodges and Judd Deppisch, as members of the board of directors (the "Nominees"). ZimCal has sent a definitive proxy statement, WHITE proxy card and related proxy materials to stockholders of Medallion Financial Corp. seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also find important information on voting online at www.restoretheshine.com/vote Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of Medallion Financial Corp.'s common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**

Cautionary Statement Regarding Forward-Looking Statements

This presentation may contain forward-looking statements. All statements contained in the presentation that are not clearly historical in nature or that necessary depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.

The projected results and statements contained herein release that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ZimCal Asset Management, LLC and its affiliates, BIMIZCI Fund, LLC, Warnke Investments LLC and Stephen Hodges (together "ZimCal").

Though certain material may contain projections, nothing in the presentation is intended to be a prediction of the future trading price or market value of securities of Medallion Financial Corp. (the "Company"). Accordingly, there is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied in the presentation. The estimates, projections and potential impact of the opportunities identified by ZimCal in the presentation are based on assumptions that ZimCal believes to be reasonable as of the date of the materials, but there can be no assurance or guarantee (1) that any of the proposed actions set forth in the presentation will be completed, (2) that the actual results or performance of the Company will not differ, and such differences may be material, or (3) that any of the assumptions provided in the presentation are accurate.

Therefore, there can be no assurance that the projected results or forward-looking statements included in the presentation will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in the presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ZimCal will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

MFIN and Andrew Murstein Would Like You to Believe Their Story But We Do Not Believe They Are Credible. Murstein Has Been Charged By The SEC With Fraud, Touting and Lying to Auditors.

MEDALLION
FINANCIAL CORP

SECURITIES AND EXCHANGE COMMISSION,

Plaintiff,

-against-

MEDALLION FINANCIAL CORP.,
ANDREW MURSTEIN,
LAWRENCE MEYERS
and ICHABOD'S CRANIUM, INC.,

Defendants.

21 Civ. 11125 (LAK)

AMENDED COMPLAINT

Jury Trial Demanded

ECF Case

10.   Investors were not told the truth.

concealing information from Medallion Financial's Auditor (the "Auditor"). None of this was disclosed to investors.

The Commission seeks a final judgment…barring Defendant Murstein from serving as an officer or director of a public company…

The Securities and Exchange Commission today charged Medallion Financial Corp., a Delaware company headquartered in New York, NY, and its President and Chief Operating Officer, Andrew Murstein of New York, NY, with illegally engaging in two schemes...

Under pressure to do something, Murstein violated the federal securities laws.

13.   The misconduct materially impacted Medallion Financial's financial statements.

The SEC is pursuing charges that are rare against a company President and due to the seriousness of the allegations, they are pushing for a punishment that is very, very severe.

MEDALLION FINANCIAL CORP

1 MFIN Stock Value Will Never Reach Its Full Potential Without Change

MFIN HAS LOST CREDIBILITY WITH INSTITUTIONAL INVESTORS AND COUNTERPARTIES

- We (and investors) have a **hard time believing anything MFIN or Murstein says** based on both their unsavory actions during this proxy contest and what the SEC investigation revealed. MFIN and Murstein have relied on half-truths, false allegations and personal attacks against our criticism and have avoided answering tough questions.

- **Investors will remain skeptical of investing in MFIN** given the SEC lawsuit and the seriousness of the alleged violations committed by Murstein; investors have multiple investment options available to them that do not present the same risks.

- Restricted institutional interest limits funding options for MFIN and **raises the cost of debt and equity** materially.

- Despite the positive impact on the stock price from inclusion in the Russell 3000, **we believe that MFIN is still under-valued** and skeptical investors will put a cap on how valuable MFIN can become.

- **The next 12-18 months will more than likely get harder for consumer lenders**, including MFIN, with higher charge-offs and lower profits, MFIN may need institutional support to get through it and allow it to thrive and grow on the other side.

- MFIN had ample warnings during the Taxi Medallion crisis but rather than focus on risk-mitigation, **MFIN denied it had issues** and focused on undermining its critics. As a result, MFIN charged off ~$270 million through 1Q24. Even through November 2016, right before MFIN showed catastrophic charge-offs and non-performing loans at FYE16, MFIN publicly downplayed risks in its portfolio.

MEDALLION FINANCIAL CORP

2 The Board Must be Improved And Must Answer to Stockholders

THE BOARD NEEDS TO BE REFRESHED

- We believe that the **TRUE CONFLICT OF INTEREST** is that Andrew Murstein is afraid of being held accountable by 2 new Board members and is concerned about how that might impact the Board's ability to continue to shield him from the SEC charges.

- Current board members have spent an average of **16 years** on either MFIN or Medallion Bank boards combined.

- **3 of 8 board members are Murstein family members** and the current Lead "Independent" Director had previously been on the Medallion Bank board for **19 years** – the Board is not truly independent.

- The current Board lacks current consumer finance experience and is ill-equipped to advise on a fast-changing, competitive world.

- **Both ZimCal's candidates have excelled professional and academically** and take their fiduciary responsibility very, very seriously.

- Both ZimCal's candidates have been **leaders in current and former organizations**, most of which have been substantially larger than MFIN and with far greater complexity.

- In the last crisis, the Board failed MFIN's stockholders and did not take its risk management oversight role seriously. We believe that in the next downcycle, MFIN needs a Board that is asking the right questions and ensuring full transparency with stockholders.

MEDALLION FINANCIAL CORP

3 MFIN Can Be Substantially Improved With Some Simple, Common-Sense Changes.

INCREMENTAL (BUT CUMULATIVELY MATERIAL) IMPROVEMENTS WILL IMPROVE VALUATIONS

- Consumer lending is not rocket-science. Bad loans will destroy a lender and wipe out profits. MFIN needs to first focus on charge-offs and delinquencies, increasing productivity and lowering operating expenses.

- Extremely high executive compensation, redundant executive roles, an unnecessary and expensive Manhattan lease, and SEC-related legal fees could all be quickly addressed and would **SUBSTANTIALY** and immediately boost earnings to stockholders.

- **Elevating technology to a core competency** and applying it to boost productivity, monitor credit risk, improve servicing outcomes, inform underwriting decisions , inform rates and reduce losses would allow MFIN to compete with the best lenders in the space.

- **Improved internal and external disclosures around loan performance** would allow investors to regain faith in MFIN's ability to handle future credit concerns or crises. This would also help the Board better monitor performance and risk.

- MFIN needs to stop the "sales pitch" and provide complete and accurate disclosures that provide valuable context. MFIN seems to assume that its analysts and stockholders are ignorant and cannot identify easily disprovable statements.

- The current Holding Company structure adds on elevated risks given high operating expenses and expensive financing at the Holding Company. Despite "record earnings" **MFIN has increased expensive borrowing** at the Holding Company.

Vote for Our 2 Exceptional Candidates That Will Ensure Transparency And Who Will Act in the Best Interests of ALL Stakeholders.

MEDALLION
FINANCIAL CORP

Vote **FOR Stephen Hodges** and **Judd Deppisch** to support change and unlock MFIN's potential.

Vote **WITHHOLD** against Robert Meyer and David Rudnick.

- If you have not voted, we urge you to **vote for our candidates today using the WHITE universal proxy card**.

- If you have previously submitted a Blue proxy card sent to you by, or on behalf of, Medallion Financial Corp., you can change your vote, voting a later dated WHITE universal proxy card online or by mail. Only your latest dated proxy will be counted.

- Visit www.restoretheshine.com/vote for how to support our candidates.

- Visit www.restoretheshine.com for more details, citations and sources.

Vote For Our Nominees To Ensure The Board Has the Requisite Experience and Independence To Improve MFIN And Help Increase its Value.

MEDALLION FINANCIAL CORP

Stephen Hodges



- Stephen Hodges is the founder of ZimCal Asset Management LLC; ZimCal is the manager and co-founder of BIMIZCI Fund LLC and Warnke Investments LLC.
- Mr. Hodges has over 19 years of experience as both a lender and debt investor.
- Mr. Hodges has extensive experience investing in community and regional banks and has invested in over 100 banks around the country and met with over 200 bank management teams.
- Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks.
- Prior to ZimCal, Mr. Hodges worked as a Managing Director and Director for two investment firms, one large and one mid-sized, focused on opportunistic credit investments.
- Mr. Hodges worked for seven years for two commercial banks in a variety of different departments, including consumer lending, and was promoted to Vice President.
- Mr. Hodges is currently on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles.
- Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting.
- He received a BSc in Economics from Centre College.

Judd Deppisch



- Judd Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet.
- Mr. Deppisch joined Nelnet Financial Services in April, 2023 and is responsible with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units.
- Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities.
- Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes.
- Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst.
- Mr. Deppisch received an MBA from the Kellogg School of Management.
- He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder.